Mister Goody, Inc.
7877 Emerald Winds Circle
Boynton Beach, Florida 33473
561-396-0554

September 23, 2011

Ms. Wray
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         Mister Goody, Inc.

File No. 333-174941

Dear Ms. Wray:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mister Goody, Inc.  (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 10:00 a.m. Eastern Standard Time on September 27, 2011, or as soon thereafter as is practicable.

 The Company acknowledges the following:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Thank you for your assistance.

Sincerely,

Mister Goody, Inc.

/s/ Joel Arberman
Joel Arberman
Chief Executive Officer